

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

<u>Via Email</u>
Manfredi Mazziotti di Celso
Chief Executive Officer
ITP Energy Corporation
Via Federico Zuccari, 4
Rome, Italy 00153

      Re: ITP Energy Corporation
              Current Report on Form 8-K, as amended by
              Amendment No. 2
              Filed July 8, 2011
              File No. 000-52317

Dear Mr. Mazziotti di Celso:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Larry Spirgel

                      Larry Spirgel
                      Assistant Director

cc: <u>Via Email</u>
        Enrico A. Pellegrini
        Pellegrini & Mendoza LLP